SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to




                         Commission file number 0-18311




                  NEUROGEN CORPORATION 401 (k) RETIREMENT PLAN
                               Full title of plan



                              NEUROGEN CORPORATION


                          35 Northeast Industrial Road
                           Branford, Connecticut 06405
                                 (203) 488-8201


          (Name of issuer of the securities held pursuant to the plan)

Neurogen Corporation 401(k) Retirement Plan
Current Value of Plan Assets and Liabilities





                                                                       December 31,
                                                                   1997             1996

                                                                   ----             ----
ASSETS:

Cash                                                        $        -          $     -
Receivables                                                          -             18,584
Investments:
    U.S. Government securities                                       -                -
    Corporate debt and equity instruments                        218,268          278,814
    Loans to participants                                         44,608           30,292
    Other assets (money market and mutual funds)               2,761,887        1,749,243
                                                               ---------        ---------
          Total investments                                    3,024,763        2,076,933
    Buildings and other property used in plan operations             -                -
    Other assets                                                     -                -
                                                               ---------        ---------
                 Total assets                                  3,024,763        2,076,933



LIABILITIES:

Acquisition indebtedness                                             -                -
Other liabilities                                                    -                -
                                                              ----------        ---------
       Total liabilities                                             -                -
                                                              ----------        ---------
                Plan equity                                   $3,024,763       $2,076,933
                                                              ==========        =========



Neurogen Corporation 401(k) Retirement Plan
Statement of Income and Changes in Plan Equity






                                                              Plan year ended December 31,
                                                                1997             1996             1995
                                                                ----             ----             ----
INCOME

Contributions received or receivable in cash from:
    Employer                                                $   129,032      $    91,789          48,807
    Employees                                                   543,739          464,131         295,958
    Others                                                            -           52,339          12,328
                                                             ----------       ----------       ---------
    Total cash contributions                                    672,771          608,259         357,093
Noncash contributions                                                -                -              -
Earnings (loss) from investments                                347,740          168,592         298,378
Net realized gain (loss) on sale or exchange of assets             -                  -             -
Other income - interest repayments                                3,086            3,068           1,063
                                                            -----------       -----------     ----------
    Total income                                              1,023,597          779,919         656,534

EXPENSES:

Distribution of benefits:
   Directly to participants and their beneficiaries              63,308           14,797          19,126
   Other                                                          -                   -               -
                                                            -----------       -----------      ---------
   Total distribution of benefits                                63,308           14,797          19,126
Administrative expenses                                          12,459            9,997              -
Other expenses                                                    -                   -               -
                                                            -----------       -----------      ---------
   Total expenses                                                75,767           24,794          19,126
                                                            -----------       -----------      ---------
      Net income                                                947,830          755,125         637,408

Plan Equity:

Beginning of year                                             2,076,933        1,321,808         684,400
                                                            -----------       -----------      ---------
End of year                                                  $3,024,763       $2,076,933      $1,321,808
                                                            ===========       ===========      =========


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                Neurogen Corporation 401(k) Plan


                                            Administrator:  Neurogen Corporation



Date:  July 21, 1998                  By: /s/ STEPHEN R. DAVIS
                                         ---------------------
                                      Stephen R. Davis
                                      Vice President and Chief Financial Officer